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                           CERTIFICATE OF AMENDMENT OF

                        THE CERTIFICATE OF INCORPORATION

                                       OF

                            MILESTONE SCIENTIFIC INC.

        (PURSUANT TO SECTION 242 OF THE DELAWARE GENERAL CORPORATION LAW)

                          ----------------------------

     It is hereby certified that:

     1. The name of the corporation is Milestone Scientific Inc (the "Corporation").

     2. The Certificate of Incorporation of the Corporation was filed by the Department of State on August 17, 1989 (under the name "U.S. Opportunity Search, Inc.") and subsequent amendments thereto were filed on July 13, 1995, December 6, 1996, December 17, 1997 and July 23, 2003.

     3. The Certificate of Incorporation of the Corporation is hereby amended to effect a one-for-three reverse split of the Corporation's issued and outstanding and treasury shares of common stock, without changing the par value per share.

     4. To accomplish the foregoing amendment, Article FOURTH of the Certificate of Incorporation is amended to include the following at the end of the existing provision:

            "Every 3 shares of the Corporation's common stock, par value $.001 per share (the "Old Common Stock"), issued and outstanding or held in the treasury on the filing hereof, will be automatically converted into one share of common stock, par value $.001 per share, of the Corporation (the "New Common Stock").

            Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the foregoing reverse split of shares of Old Common Stock. In lieu thereof, the aggregate of all fractional shares otherwise issuable to the holders of record of Old Common Stock shall be issued to the Corporation's transfer agent, as agent for, the accounts of all holders of record of Old Common Stock otherwise entitled to have a fraction of a share issued to them. The sale of all of the fractional interests will be effected by the transfer agent as soon as practicable after the filing hereof on the basis of prevailing market prices of the New Common Stock at the time of sale. After such sale and upon the surrender of the stockholders' stock certificates, the transfer agent will pay to such holders of record their pro rata share of the net proceeds derived from the sale of the fractional interests.

            Each stock certificate that, immediately prior to the filing hereof, represented shares of Old Common Stock shall, from and after the filing

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            hereof, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been convertible (as well as the right to receive cash in lieu of any fractional shares of New Common Stock as set forth above), provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been convertible, as well as any cash in lieu of fractional shares of New Common Stock to which such holder may be entitled pursuant to the immediately preceding paragraph."

     5. This Amendment has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

     6. This Certificate of Amendment shall become effective upon the filing hereof in the Office of the Secretary of State of the State of Delaware.


Executed on this 7th day of January, 2004



                                          -----------------
                                          Leonard Osser
                                          Chairman and Chief Executive Officer